GERALD CHIZEVER
for Loeb & Loeb LLP

10100 Santa Monica Boulevard	Direc	310.282.2121
Suite 2200	Main	310.282.2000
Los Angeles, CA 90067-4120	Fax	310.282.2200
	gchizever@loeb.com

March 10, 2006

Jeffrey B. Werbitt, Esq.
Attorney-Advisor
United States Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, N.E.
Washington, D.C. 20549-0405

Re:       Scheid Vineyards Inc.
Schedule 13E-3
Filed January 30, 2006
File No. 005-51407
Preliminary Information Statement on Schedule 14C
Filed January 30, 2006
File No. 005-51407

Dear Mr. Werbitt:

We submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), received by a letter dated February 28, 2006 relating to Scheid Vineyards Inc.’s (the “Company”) Schedule 13E-3 (File No. 005-51407) (the “Schedule 13E-3”) and Preliminary Information Statement on Schedule 14C (File No. 005-51407) (the “Information Statement”), filed on January 30, 2006.

Enclosed please find five (5) copies of Amendment No. 1 to the Information Statement and Amendment No. 1 to the Schedule 13E-3, marked to show changes from the documents originally filed on January 30, 2006. The changes reflected in the documents include those made in response to the comments of the Staff and other changes that are intended to update, clarify and render the information complete.

We appreciate your comments to assist us in our compliance with applicable disclosure requirements and we are committed to providing you with the information you requested on a timely basis. Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Schedule 13E-3

General

1.             Rule 13e-3 requires each issuer and affiliate engaged in a going-private transaction to file a Schedule 13E-3 and furnish the required disclosures. What consideration was given to whether Mr. Alfred G. Scheid is an affiliate engaged in the going private transaction and should be a filing person on the Schedule 13E-3?  In this regard, we note the continued control he will have following the transaction. In your analysis, please address what role Mr. Scheid played in the company’s consideration of the reverse stock split. Finally, please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3, including the fairness determination and recommendation requirements.

Response:  In response to the Staff’s comment, we have revised the Schedule 13E-3 to include Mr. Alfred G. Scheid as a filing person. The issue of going private as a possible strategic alternative arose during management discussions that were prompted by the fact that another publicly-held company in the wine industry announced its intention to effect a going private transaction. As Chairman of the Board and the single largest stockholder of the Company, Mr. Scheid voted to approve the 1-for-5 reverse stock split (the “Reverse Stock Split”) of the Company’s Class A and Class B Common Stock on January 17, 2006. Upon careful consideration of the costs, administrative burdens and competitive disadvantages associated with being a reporting company, Mr. Scheid believes it to be advisable and in the best interests of the Company and its stockholders to change its status to a non-reporting company.

2.             See our comment above. We note that Mr. Alfred G. Scheid beneficially owns 51.4% of Scheid Vineyards common stock. However, we are unable to locate a Schedule 13D or 13G on file that discloses Mr. Scheid’s intention with regard to the company going private. Similarly, it does not appear that Scott Scheid, Heidi Scheid or Kurt Gollnick filed a 13D or 13G. Please advise.

Response:  In response to the Staff’s comment, Alfred Scheid, Scott Scheid, Heidi Scheid and Kurt Gollnick filed amendments to their Schedule 13D’s, reflecting their beneficial ownership of the Company’s Common Stock on March 10, 2006.

3.             Please clarify your disclosure to explain why you are conducting a reverse stock split for both your Class A Common Stock and your Class B Common Stock. In view of the fact that your Class B Common Stock is not a registered class, please explain. Also, further explain why you believe that Class A and Class B Common Stock should be equally valued. In this regard, we note that Class A Common Stock is listed on the NasdaqSC market, while the Class B Common Stock is neither registered nor listed.

Response:  In response to the Staff’s comment, we have revised our disclosure in the Information Statement to explain why the Company is conducting the Reverse Stock Split for both Class A Common Stock and Class B Common Stock. The Special Committee and the Board of Directors deemed it to be in the best interests of the Company to conduct the Reverse Stock Split for both the Class A and Class B Common Stock. Each share of Class B Common Stock has five (5) votes compared to one (1) vote for each share of Class A Common Stock on each matter upon which holders of Class A and Class B Common Stock vote together as a single class. The holders of Class A Common Stock and Class B Common Stock generally vote together as a single class on all matters except the election of directors. As such, the Special Committee and the Board of Directors concluded that the Class A holders would be adversely effected if the Company did not reverse split both the Class A and Class B Common Stock on a one-for-five share basis. In addition, the Company’s Class B Common Stock is convertible, any time, at the option of the holder, into shares of the Company’s Class A Common Stock on a one-for-one basis. As such, the Special Committee and the Board of Directors concluded that the Company’s Class A and Class B Common Stock should be equally valued.

Item 2. Subject Company Information, page 1

4.             Rather than reference the entire Question & Answers section of the information statement, provide a specific cross reference to the question and answer that provides the disclosure required by Item 1002 (c) of Regulation M-A regarding the high and low sales prices of the subject securities.

Response:  We have revised Item 2(c) of the Schedule 13E-3 to incorporate the Staff’s comment.

5.             Consistent with the requirements of Item 1002(f) of Regulation M-A, supplement the disclosure under the Certain Transactions section of the information statement to specify the price paid per share for each share the company purchased from Tyler P. Scheid in January 2006.

Response:  In response to the Staff’s comment, we have revised the Information Statement to specify the price paid per share for each share the Company purchased from Tyler P. Scheid in January 2006.

Item 13. Financial Information, page 5

6.             It appears that you do not believe that pro forma financial information pursuant to Item 13 of Schedule 13E-3 is applicable. Please advise of your basis for not disclosing this financial information as set forth in Item 1010 of Regulation M-A.

Response:  The Company believes that it is not required to provide the pro forma financial information set forth in Item 1010 of Regulation M-A. Item 1010(b) of Regulation M-A requires a company to furnish pro forma financial information, only if such information is material. The Company has concluded that the effect of the transaction on the Company’s balance sheet, statement of income, earnings per share, ratio of earnings to fixed charges and book value per share is so de minimus that any change to the financial information that has been provided as part of the Schedule 13E-3 and the Information Statement is immeasurable. The effect of the Reverse Stock Split on a stockholder will depend on the number of shares that such stockholder owns. For a stockholder holding five (5) or more shares of either Class A or Class B Common Stock, shares of their stock will be converted into one or more shares of Class A or Class B Common Stock, as the case may be, on a one (1) for five (5) basis with a cash payment of $9.25 per pre-split share in lieu of any fractional shares. For stockholders holding less than five (5) shares of either Class A or Class B Common Stock, all shares of either Class A or Class B Common Stock, as the case may be, will be exchanged for a cash payment of $9.25 per pre-split share. The Company presently has approximately 378 stockholders of record of its Class A and Class B Common Stock, of which approximately 231 stockholders each own only one (1) share and seven other stockholders each own fewer than five (5) shares. In the aggregate, the shares held by these small holders comprise less than 1% of the Company’s outstanding capital stock. When the Reverse Stock Split is effected Class A and Class B stockholders, who now beneficially own approximately 99.9% of the outstanding Class A and Class B Common Stock, will beneficially own 100% of the outstanding Class A and Class B Common Stock. Moreover, the total cost of the Reverse Stock Split is only approximately $92,220 — approximately $90,000 in transaction costs (including legal, accounting and other fees and costs) and approximately $2,200 in purchase costs for fractional shares,

The most that any one stockholder will receive as a cash payment for their fractional shares is $37 ($9.25 multiplied by 4). The costs of the transaction will not have a measurable effect on the Company’s financial statements. As a result, the Company believes that pro forma financial information is not required to be provided under the rules promulgated by Item 1010 of Regulation M-A.

Preliminary Information Statement

General

7.             Where comments on one section of the information statement also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request.

8.             Please update all disclosures to the latest practical date to include your most recent financial information and fill in all blank spaces.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request.

Summary of Terms of Reverse Stock-Split, page 1

9.             We note that the “Special Committee and the Board has determined that the Reverse Stock Split is fair to and in the best interest of all of [y]our security holders, including those owning shares being cashed out pursuant to the Reverse Stock Split and those who retain an equity interest in [y]our Company subsequent to the consummation of the Reverse Stock Split.” Although you address the fairness of the transaction to your security holders that will be cashed out and those that will remain, it does not appear that you specifically address the fairness of the transaction to the unaffiliated security holders that will be cashed out and those that will remain. See Item 1014(a) of Regulation M-A. Also, Rule 13E-3 requires a separate analysis as to the fairness for unaffiliated security holders that will be cashed out and those that will remain. Please make similar revisions throughout your preliminary information statement. We remind you that similar disclosure should be included for each filing person.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request.

10.           We note the reference to the Board’s reservation of the right, in its discretion, to abandon the Reverse Stock Split despite it having already been approved. As done on page 16, please revise to delineate the circumstances in which the Board may choose to abandon the Reverse Stock Split if it determines such abandonment is in the best interests of the company. Also, revise page 2 to quantify, if known, at what point beyond your anticipated costs you will not affect the Reverse Stock Split.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request. The Board has not established a specific amount at which point beyond its anticipated costs it would not effect the Reverse Stock Split. The Board simply reserves the right, in its discretion, to abandon the Reverse Stock Split prior to the proposed effective date, if it determines that abandoning the Reverse Stock Split is in the best interests of the Company.

11.           Please supplement the disclosure in the Summary to clarify the disadvantages of the Reverse Stock Split for unaffiliated stockholders who will be cashed out and those who will remain stockholders following the split. In this regard, we note the discussion of such disadvantages on page 4 of the information statement.

Response:  In response to the Staff’s comment, we have revised the Summary section of the Information Statement to comply with the Staff’s request.

Selected Financial Information, page 3

12.           We note that you incorporate by reference the financial information required by Item 13 of Schedule 13E-3. Item 13 of Schedule 13E-3 requires that at least a summary of that information be disseminated to securities holders. See Instruction 1 to Item 13 of Schedule 13E-3. Although we note that you incorporate the Selected Financial Information on page 3 of your Schedule 14C, this disclosure does not appear to include all of the information required by Item 1010(c) of Regulation M-A, including book value per share and ratio of earnings of fixed charges. Please revise your disclosure.

Response:  In response to the Staff’s comment, we have revised the Selected Financial Information contained in the Information Statement to comply with the Staff’s request.

Questions and Answers about the Reverse Stock Split, page 3

Q:  What are the interests of directors and executive officers in the Reverse Stock Split?, page 5

13.           Further, disclose the effect of this transaction on your affiliate’s interest in the net book value and net earnings of Scheid Vineyards in dollar amounts and percentages. See Instruction 3 to Item 1013(D) of Regulation M-A. Further, supplementally advise of the increase of share ownership after the reverse split for each security holder listed in the table on page 24.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request. When the Reverse Stock Split is effected, Class A and Class B stockholders, who now beneficially own approximately 99.9% of the outstanding Class A and Class B Common Stock, will beneficially own 100% of the outstanding Class A and Class B Common Stock. As such, the effect of the transaction on the share ownership of each security holder listed in the table on page 24 is so de minimus that any change is immeasurable.

Special Factors, page 7

Reasons for and Purpose of the Reverse Stock Split, page 7

14.           We note your disclosure that neither the company nor its shareholders have realized the benefits normally associated with being a public company, inclusive of the benefits associated with capital raising transactions, larger public floats and greater trading volume and liquidity. Please supplement your disclosure by explaining why the company has not been able to realize such benefits in the past and why you believe that the company will not be capable of realizing such benefits in the future.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request.

15.           Given that the Sarbanes-Oxley Act and many of its provisions have been applicable to the company for the past three years, explain why the cost of such compliance now, as opposed to any prior time at which you were subject to the requirements of the Sarbanes-Oxley Act, imposes such a substantial cost and burden to the company and necessitates a going-private transaction at this time. In this regard, revise to more completely explain the financial situation of the company, and in particular, any financial difficulties, including discussions of any revenue and net income decreases.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request. In this regard, we note that the Board’s decision to effect this transaction was not predicated on any financial difficulties at the Company, including any decreases in revenue or net income. Rather, the Board concluded that it is in the best interests of the Company to effect this transaction because any material benefit derived from continued registration under the Securities Exchange Act of 1934, as amended, is outweighed by the cost of continued compliance.

16.           Expand to clarify the nature of the annual expenses related to internal control compliance.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request.

Strategic Alternatives Considered, page 9

17.           In this section, your disclosure implies that a “number” of strategic alternatives were considered as part of a “broad[er] effort” by the board to explore such strategic alternatives. Yet, it would appear that only two alternatives were considered; namely remaining a public company or engaging in a self-tender offer. As may be appropriate, please revise to disclose any other alternatives considered by the board. In this regard, disclosure whether you considered any transactions that did not include management, such as placing Scheid Vineyards up for sale. If not, please disclose why the board did not consider such alterative, non-management transactions.

Response:  The Board did not consider any other alternatives other than engaging in a self-tender offer or remaining a public company, because the Board concluded that the Reverse Stock Split would be the simplest and most cost effective approach to reduce the costs associated with being a public company. The Board concluded that the costs associated with evaluating other alternatives, and ultimately completing such transactions, far exceeded any costs associated with effecting the Reverse Stock Split. As a result, the Board did not consider any alternative non-management transactions, including placing the Company up for sale.

18.           You reference meetings of the board that commenced in October 2005 as part of a broader effort by the board to explore strategic alternatives. In addition, you disclose that a Special Committee was formed in December 2005 to specifically investigate the alternative of a reverse stock split. In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, negotiations, and contacts among Board members, the Special Committee, management and/or third parties. In doing so, please identify the participants of each discussion, meeting, or contact, the date of each discussion or meeting, and the individuals and/or entities that initiated the contact. See Item 5 of Schedule 13E-3, and Instructions to Items 1005(b) and (c) of Regulation M-A. For example, but without limitation, refer to the following for additional guidance:

•      Please identify the person or persons who first raised the issue of taking the company private and provide a more definite time frame for this action. We note your statement that, beginning in October 2005 your Board had exploratory discussions about evaluating a Reverse Stock Split as a strategic alternative for Scheid Vineyards;

•      Please discuss in greater detail any deliberations that occurred relating to the company’s reporting status and or the potential Reverse Stock Split between the time when this issue was first raised in October 2005 and December 2, 2005;

•      Describe the participation of specific members of the Board in the background of the transaction, including Mr. Afred G. Scheid. Also, revise to name the board members that made up the Special Committee, why they were chosen and the role and responsibilities of the committee;

•      Please discuss any other prices that were considered before determining the final cash-out price. Describe the deliberative process, including how the board derived the per share price based on the trading prices, book value, results of operations and projected future results; and

•      Please identify legal counsel for the company and its relationship with the company.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request.

19.           Clarify in your disclosure when the board determined that pursuit of the other strategic alternatives was not preferable and delineate when the Special Committee of the Board made a determination that the Reverse Stock Split was advisable.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request.

Effects of the Reverse Stock Split, 10

20.           Although we note that you disclose the effects of the Reverse Stock Split on Scheid Vineyards, its security holders that will be cashed out and those that will remain, it is unclear whether there will be specific effects of this transaction on unaffiliated or affiliated security holders, whether or not they will be cashed out. Please revise. Also, we remind you to provide a materially complete discussion of the detriments of the Reverse Stock Split on page 11. For example, expand your disclosure to discuss that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy of your financial statements.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request.

Federal Income Tax Consequences of the Reverse Stock Split, page 12

21.           You disclose that your tax discussion “does not purport to be a complete analysis of all the potential tax considerations” relating to your transaction. Although you may disclose that your tax discussion may not address the particular tax consequences of each security holder, disclaimers of this type appear to be inconsistent with the requirement that all material federal income tax information be disclosed in your proxy material. Please revise. Similarly, please clarify your statement that your tax discussion is “not a comprehensive description of all of the tax consequences that may be relevant to holders of the Company’s Class A and Class B Common Stock.” In this regard, you should revise to explain that your tax discussion is not a comprehensive description as it applies each security holders own particular circumstances.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request.

Recommendation of the Special Committee and the Board; Fairness of the Reverse Stock Split, page 13

Financial Analysis and Summary of Factors Reviewed, page 13

22.           Please revise the discussion of the board’s fairness determination to address all of the factors listed in Instruction 2 to Item 1014 of Regulation M-A. In this regard, we note the absence of a discussion of the liquidation value and going concern factors as noted in Instruction 2 of Item 1014. If a filing person did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. Also, please expand your disclosure to include a materially complete discussion of each material factor forming the basis of the fairness determination of the Board and the Special Committee. Quantify each factor and analysis to the extent possible. For example, but without limitation, describe the historical stock price analysis and explain how the analysis of Scheid Vineyards’ daily closing market price and trading volume supports the fairness determination of the Board and the Special Committee. Further, we remind you that if any of the factors yielded a higher per share value than the cash-out price, please disclose this prominently and explain why the Special Committee and the Board continue to believe that the transaction is fair.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request.

23.             In your description of the analyses, clarify who performed them. To the extent that the board and/or special committee is relying on the analysis of others, including management, they should adopt such analysis or analyses as their own.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request.

24.             In light of the absence of a fairness opinion, please discuss any other prices that were considered before determining the final cash-out price of $9.25 per share and explain how the $9.25 per share was ultimately determined. Although we note the disclosure in the information statement regarding the board’s consideration of current trading prices, historical market prices and book value, inform us of whether the board chose the price per share exclusive of any financial appraisals. In this regard, we refer you to disclosure on page 14 in which you state that the price was determined based on consideration of the aforementioned items and “other factors”. Please clarify your disclosure to delineate the “other factors” that you are referencing. In this regard, consistent with the requirements of Item 1015 of Regulation M-A, each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report the would require a reasonably detailed description in the information statement. Please confirm, if true, that no reports material to the Rule 13e-3 transaction were consulted. Otherwise, please revise to include the description of any such report and file the appropriate exhibits.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request. To assist the Staff in its review, we note that other than the analyses set forth in the Information Statement, no other prices were considered before determining the final cash-out price of $9.25 per share. The Special Committee and the Board chose the price per share exclusive of any financial appraisals. In addition, neither the Special Committee nor the Board consulted any reports that were material to the Rule 13e-3 transaction.

25.             Please disclose all projections and underlying assumptions of the company that are underlying the analyses described and, specifically, that were used to formulate the per share cash out price and fairness determination. Please note that any non-public information used by the Board and the Special Committee should be summarized in the filing. If the Board and the Special Committee did not utilize any projections or underlying assumptions, please advise.

Response:  Neither the Board nor the Special Committee utilized any projections or underlying assumptions to formulate the per share cash out price and fairness determination.

26.             Please revise to discuss whether the Board and the Special Committee considered any different factors with regard to the two categories of unaffiliated stockholders. That is, did any factors support the determination with regard to security holders.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request.

Procedural Fairness, page 15

27.             You disclose that a stockholder may determine whether or not to remain a stockholder after the reverse split transaction by acquiring sufficient shares so that they hold at least 5 shares immediately prior to the split transaction and indicate that this is a positive factor in support of the fairness of the transaction. However, unaffiliated security holders who elect to do so will hold a very small percentage of the company controlled by others with no public market through which to liquidate their shares, and no guarantee of any future dividends. Accordingly, explain how the board viewed the opportunity to purchase shares in the open market as a factor that favored the fairness of this transaction to unaffiliated security holders. Further, explain any difficulty that security holders may have in trying to acquire common stock prior to the split transaction and explain that all stockholders who may want to acquire greater than 5 shares may be unable to do so.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request. To assist the Staff in its review, we point out that on page 15 of the Information Statement filed on January 30, 2006, we explained how the Board viewed the opportunity to purchase shares in the open market as a factor that favored the fairness of the transaction to unaffiliated stockholders. Under the caption entitled “Procedural Fairness to All Stockholders – The Reverse Stock Split Includes the Opportunity to Remain a Stockholder of the Company”, we stated that “[t]he Board considers the structure of the Reverse Stock Split to be fair to all unaffiliated stockholders because it allows them to control the decision of whether to remain a stockholder of our Company following the Reverse Stock Split or to receive the cash consideration offered in connection with the Reverse Stock Split.”

Financing of the Reverse Stock Split, page 19

28.             You disclose your intent, subject to the approval of your lender, to finance the Reverse Stock Split using your working capital. Please update your disclosure to specify whether such approval has been obtained and why such approval is necessary. If no such approval has yet been obtained, please revise to indicate the alternatives you have for financing the Reverse Stock Split. Also, in view your working capital as of September 30, 2005, it does not appear that you have sufficient funds to finance this transaction. Please revise.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request. Please note that lender approval is not required to finance the Reverse Stock Split. This statement was inadvertently included in the Information Statement filed on January 30, 2006, and has been deleted from Amendment No. 1 to our Information Statement filed concurrently with this letter. In addition, please note that as of September 30, 2005, our working capital was approximately $13,319,000. As such, we have sufficient funds to finance the transaction.

In connection with responding to the Staff’s comments, the Company and Alfred G. Scheid acknowledge that:

•      They are responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      Neither the Company nor Mr. Scheid may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact me at (310) 282-2121.

Sincerely,

/s/ Gerald Chizever

Gerald Chizever, Esq.
for Loeb & Loeb LLP

cc:	Alfred G. Scheid
Michael S. Thomsen
Scott D. Scheid
Heidi M. Scheid
Kurt J. Gollnick
John L. Crary
Robert P. Hartzell
Keith L. Krum